UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MEMORY PHARMACEUTICALS CORP.
(Name of Subject Company)

900 NORTH POINT ACQUISITION CORPORATION HOFFMANN-LA ROCHE INC.
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
58606R403
(Cusip Number of Class of Securities)

Frederick C. Kentz III Hoffmann-La Roche Inc. 340 Kingsland Street Nutley, New Jersey 07110 Telephone: (973) 235-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Marc O. Williams Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Media release

Basel, Switzerland and Montvale, N.J., USA, 25 November 2008

Roche signs definitive agreement to acquire Memory Pharmaceuticals

Roche (SWX:ROG) and Memory Pharmaceuticals (Nasdaq: MEMY) today announced that the two companies have signed a definitive merger agreement for Roche to acquire all the outstanding shares of Memory Pharmaceuticals in an all-cash transaction for an aggregate price of approximately USD 50 million.

Memory Pharmaceuticals develops innovative drug candidates for the treatment of debilitating central nervous system (CNS) disorders such as Alzheimer's disease and schizophrenia. Memory Pharmaceuticals’ nicotinic alpha-7 agonist drug candidates in these disease areas are already in partnered programmes with Roche: R3487/MEM 3454 is in phase II clinical trials for Alzheimer’s disease and schizophrenia; R4996/MEM 63908 is in phase I for Alzheimer’s disease.

“Acquiring Memory Pharmaceuticals will enable Roche to secure the future development of its promising nicotinic alpha-7 agonists,” said William Burns, CEO Division Roche Pharmaceuticals. “The innovative work carried out by the scientists at Memory Pharmaceuticals will be fully integrated into Roche’s R&D portfolio with the aim of providing new hope for patients and caregivers affected by devastating diseases such as Alzheimer’s.”

Jonathan Fleming, Chairman of the Board of Directors of Memory Pharmaceuticals said: “Since founding Memory Pharmaceuticals in 1998, we have focused on developing medicines that could make a real difference to the lives of CNS patients. I am proud of the progress our dedicated team has made and I am confident that Roche’s capabilities and experience in the CNS field will enable our research to realise its full potential.”

Terms of the agreement
Under the terms of the merger agreement, Roche will commence a tender offer to acquire all of the outstanding shares of Memory common stock at a price of $0.61 per share in cash. This price represents a 319% premium to the closing price on 24 November 2008. The closing of the tender

F. Hoffmann-La Roche AG	CH-4070 Basel Switzerland	Corporate Communications Roche Group Media Office	Tel. +41 61 688 88 88 Fax +41 61 688 27 75 www.roche.com

offer will be subject to the tender of a number of shares that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all exercisable options and warrants having an exercise price per share less than or equal to the tender offer price) and other customary conditions. Following completion of the tender offer, Roche will acquire all remaining shares through a second step merger. Directors, officers and stockholders holding approximately 29.5% of the outstanding shares have agreed to tender their shares and otherwise support the transaction. Additional information regarding the transaction will be set out in the offer to purchase and other disclosure documents to be provided to stockholders in connection with the transaction.

About Memory Pharmaceuticals
Memory Pharmaceuticals Corp., a biopharmaceutical company, is focused on developing innovative drugs for the treatment of debilitating CNS disorders, many of which exhibit significant impairment of memory and other cognitive functions, including Alzheimer's disease and schizophrenia. For additional information, please visit www.memorypharma.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totalled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties including the satisfaction of closing conditions for the acquisition such as regulatory approval for the transaction, the tender of a majority of the outstanding shares of common stock of Memory Pharmaceuticals and the possibility that the transaction will not be completed.  These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future statements.  We generally identify these statements by words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results discussed in the forward-looking statements, and you should not place undue reliance on these statements.  The information contained in this press release is as of November 25, 2008. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

Important Additional Information

The tender offer for the outstanding common stock of Memory Pharmaceuticals has not yet commenced.  The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Roche will file a tender offer statement on Schedule TO with the SEC, and Memory Pharmaceuticals will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully by the Memory Pharmaceutical’s stockholders before any decision is made with respect to the tender offer.  A free copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Memory Pharmaceuticals at www.memorypharma.com or by contacting Memory at 100 Philips Parkway, Montvale, New Jersey 07645, 201-802-7100.  In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

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Roche Group Media Office
Phone: +41 61 688 8888/E-mail: basel.mediaoffice@roche.com
- Daniel Piller (Head)
- Alexander Klauser
- Martina Rupp
- Claudia Schmitt
- Elina Ammala
Memory Pharmaceuticals Contact:
Jzaneen Lalani
General Counsel
+1 (201) 802-7249